Talisman Energy Inc.
Special Meeting of Shareholders
February 18, 2015

REPORT OF VOTING RESULTS
In accordance with s. 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

Matters Voted Upon:

1.	ARRANGEMENT RESOLUTION

	By ballot, special resolution of the holders of Common shares, the full	For	Against
	text of which is set forth in Appendix A to the accompanying information	798,547,117	5,128,961
	circular of the Company dated January 13, 2015 (the "Information Circular")	99.36%	0.64%
	to approve a plan of arrangement under section 192 of the Canada Business	Carried
	Corporations Act, all as more particularly described in the Information
	Circular.

2.	ARRANGEMENT RESOLUTION

	By ballot, special resolution of the holders of Cumulative Redemable Rate	For	Against
	Reset First Preferred Shares, Series 1, the full text of which is set forth in	3,125,780	6,340
	Appendix A to the accompanying information circular of the Company	99.80%	0.20%
	dated January 13, 2015 (the "Information Circular") to approve a plan of	Carried
	arrangement under section 192 of the Canada Business Corporations
	Act, all as more particularly described in the Information Circular.